Exhibit 4.11

GENERAL PLAN FOR GRANTING OF CALL OPTIONS OF SHARES

OF TELECOMUNICAÇÕES DO PARANÁ SA - TELEPAR

1.	Purpose of the General Plan

1.1 The grant of options to purchase shares of Telecomunicações do Paraná S.A. - Telepar (the “Company”) aims to stimulate the expansion, success and the corporate objectives of the Company and align the interests of its shareholders and administrators, allowing the latter to purchase shares of the Company (the “Option”), under the terms and conditions provided in this General Plan for Granting Call Options of Shares of the Company (the “General Plan”).

2.	Administration of the General Plan

2.1 The administration of the General Plan shall be responsibility of the Board of Directors of the Company (the “Board of Directors”) or a Committee consisting of 2 or more members elected by the Board of Directors (hereinafter individually called the “Committee”, and the term “Deliberative Body”, hereinafter used in this General Plan, shall refer to the Board of Directors or the Committee, as applicable). The members of the Deliberative Body are prohibited to vote with regard to programs granted under the General Plan in which they are involved as beneficiaries.

2.2 Subject to the terms and conditions of the General Plan, the Deliberative Body shall be empowered to:

a) take all necessary and appropriate measures to the administration of the General Plan, including with regard the interpretation, detailing and implementation of the general rules of the General Plan herein established;

b) select, at its sole discretion, to whom the Options will be granted, according to item 4 below (the “Beneficiaries”), including, as the case may be, providing with regard to any requirements of minimum time of work or provision of services with the Company for the Beneficiary to be eligible to participate in the Plan;

c) establish appropriate rules for granting the Option to each Beneficiaries, approving the form of the respective share call option agreement (“Option Contract”), which may differ for each of the Beneficiaries, especially concerning the criterion for determining the quantity and kind of shares object of the Option, prices to pay for the Option, its adjustment and conditions for its exercise, including the initial and final term, and any restrictions on the sale of the subscribed shares, as well as any preference right for the Company or third party appointed by it in the acquisition of shares object of the Option;

d) extend, generally or a case by case basis, the deadline to exercise the Options then in force;

e) modify the terms and conditions of granted options in order to adapt them to any requirements that may be made upon amendment of corporate and/or tax laws; and

f) subject to the provisions in item 4.1 below, authorize the Directors of the Company (the “Directors”) to sign the Option Contracts with the various Beneficiaries, and when they exercise the Option, the subscription agreements (the “Subscription Agreement”) or purchase and sale of shares (the “Purchase and Sale Agreement”), as defined by the Deliberative Body, and also any additives that may be necessary due to the deliberation taken by the Deliberative Body.

2.3 In exercising its jurisdiction, the Deliberative Body shall be subject only to the limits established by law and in the General Plan, it being agreed that the Deliberative Body may handle in a different manner Beneficiaries who are in similar situation, not being bound by any rule of isonomy or analogy, to extend to other Beneficiaries any condition or deliberations it considers applicable only to one or more certain Beneficiaries.

3.	Grant of the Option

3.1 The Company may periodically grant options for purchase of its shares, through programs to be created by the Deliberative Body which shall define the names of the Beneficiaries, number of shares they will be entitled to subscribe in the exercises of Option, the price of subscription or the manner to determine such factors and the initial and final terms to exercise the Option.

3.1.1 Differenced programs approved by the Deliberative Body may coexist, and the Deliberative Body may distribute the Beneficiaries among existing programs at its sole discretion, being also allowed the simultaneous participation of the same Beneficiary in different programs.

3.2 The grant of the Option shall be through signature of the Option Agreement and its exercise shall be through signature of the subscription list, signature of subscription agreement or agreement to purchase and sale shares between the Company and Beneficiary, under the terms and conditions to be established, on a case by case basis, by the Deliberative Body, including and especially with regard to price, payment conditions, subject to the general conditions of the General Plan that, for this purpose, shall be an integral part of each Option Agreement.

3.3 The Deliberative Body may establish that the exercise of the Option granted shall be subject to the attainment of qualitative or quantitative targets by the Company and/or by the Beneficiary, which shall be expressly recorded in the Option Agreement.

4.	Beneficiaries

4.1 The administrators and employees of the Company and its subsidiaries are eligible to participate in the General Plan, and they shall be appointed to participate in the General Plan to the Deliberative Body (i) directly by the Deliberative Body, if the appointed holds the office of President, Vice President or Director; and (ii) by the President of the Company, if the appointed holds other offices.

4.2 The Deliberative Body shall select, at its sole discretion, among the persons appointed according to the previous item, those who will participate of the General Plan and shall be entitled to the Option, according to the attributions, responsibilities and/or exceptional performances of each.

5.	Shares Object to the General Plan

5.1 The total of options of subscription of shares to be offered under the General Plan shall represent, at any time, together with the shares already subscribed as a result of the General Plan, the maximum of 10% of the shares of each kind of shares of the Company’s share capital, which, once exercised the Option by the interested parties, shall be object of issuance through increase of the Company’s share capital.

5.2 Subject to the overall limit established in item 5.1, the Deliberative Body shall establish the number of shares object of the Option granted to each Beneficiary or, at least, the methodology for its calculation.

5.3 Under the Article 171, paragraph 3, of Law No. 6.404/76, the shareholders shall not have preemptive right to subscription of the shares object of the General Plan.

6.	Number of Shares attributable to Beneficiaries

6.1 The Deliberative Body shall determine the number of shares that each Beneficiary shall be entitled to, and such number shall be expressed in the Option Agreement, at least, in terms of methodology for its calculation.

7.	Exercise of the Option

7.1 Notwithstanding the provisions in item 9 below, the Beneficiary may exercise the Option within the time limits established in the Option Agreement or in advance, due to the occurrence of events or special conditions that the Deliberative Body may establish, such events shall be expressly recorded in the Option Agreement.

7.1.1 The share of an Option not exercised within the time and conditions specified in the Option shall lapse without compensation.

7.2 For purposes of exercising the Option, the holder shall execute the Subscription Agreement or the Purchase and Sale Agreement with the Company.

8.	Permanence in the Employment or Post

8.1 No provision in the General Plan shall grant to any Beneficiary, rights with respect to his employment contract or his services contract or the permanence up to the end of his mandate as administrator, as applicable, or will interfere in any way with the Company’s right to terminate the services agreement or employment contract or to dismiss the administrator, nor shall ensure thereto any right to his re-election to the office of administrator.

9.	Resignation of the Company and Special Event of Option Exercise

9.1 If any Beneficiary ceases to exercise the mandate of administrator, has terminated his employment contract with the Company or ceases to provide services to it, or in cases of death, is unable to exercise the function for more than six months or retirement, the Deliberative Body may establish that the Option, which right to the exercise has not yet been exercised by the Beneficiary on the date of the mentioned event, according to the rules for such exercise established in the respective Option Agreement, shall be extinguished on the date of his resignation, without compensation and without prejudice to the variable remuneration to which the Beneficiary may be entitled up to the date of resignation. The Deliberative Body may, alternatively, and at its sole discretion, establish special rules for maintaining the right to exercise the Option or for part of the Option not exercised for a special period determined by the Deliberative Body after the event that determine the resignation of the Beneficiary from the Company. The Deliberative Body may also establish conditions differentiated between the situations of resignation by interest of the Company, on one hand, and for cause (or, in the case of administrators of the Company, for events that, if the administrators were employees of the Company, would entail in dismissal for cause according to the labor legislation in force on the date of resignation), on the other side.

9.2 The Deliberative Body may establish in the Option Agreement, as a special generating event for the right to exercise the Option of purchase of some or all the shares, the Company control transference, in a manner to be defined in the Option Agreement.

10.	Payment Conditions

10.1 Subject to the special provisions established in the Option Agreement, the price of each share object to the Option shall be fully paid in cash, on the date of exercise of the Option, with the Beneficiary’s own funds.

10.2 Alternatively, and notwithstanding the provisions of item 10.1 above, the Deliberative Body may (i) approve the granting to the Beneficiary up to 10 (ten) days for payment by the Beneficiary of its shares which right has been exercised; or (ii) approve the granting of short-term loan to the Beneficiary, in order to enable him to exercise his right.

10.2.1. In cases of forward payment or loan as established in item 10.2 above, the Deliberative Body may establish that the payment for such loan is made upon the sale by the Beneficiary of part of the shares which Option he has exercised or by giving in payment through the delivery of such shares.

10.2.2 For effectiveness of the provisions in item 10.2.1 above, the Option Agreement may provide the granting of mandate of the Beneficiary in favor of the Company, aiming to transfer the amount of shares necessary to the compliance with the above item.

11.	Dividends

If the Option is exercised in the first semester, the shares shall be entitled to 100% of dividends with respect to the fiscal year in which the Option is exercised, and if the Option is exercised in the second semester, the shares shall be entitled to 50% of those dividends.

12.	Termination of the Option

12.1 The option shall be terminate by operation of law:

a) due to its full exercise as authorized in this General Plan;

b) due to lapse of time to its exercise;

c) by the resignation of the Beneficiary of the Company.

d) due the occurrence of special event of exercise of the option addressed in the item 9.2, if the new controller does not want to continue the implemented Plan and only as for the installments which right of exercise has not yet been acquired.

13.	Term of the General Plan

13.1 The General Plan shall come into force on the date of the general meeting of the Company (“General Meeting”) that approves it and may be terminated, at any time, by decision of the General Meeting. The term of validity of the General Plan will not affect the effectiveness of the granted options still in force based on it.

13.2 In cases of dissolution and winding-up of the Company, the General Plan and the Options based on it shall be automatically terminated.

13.3 The existence of the General Plan and options granted will not prevent operations of corporate reorganization involving the Company, such as transformation, incorporation, merger and split. The Deliberative Body and companies involved in such operations shall deliberate on the appropriate adjustments for equity, to protect the legitimate interests of Beneficiaries, and may determine, but not be limited to:

a) the replacement of the shares object of options for shares of the company succeeding the Company;

b) the anticipation of acquisition of the right to exercise the options, to ensure the inclusion of the corresponding shares in the transaction in question; and/or

c) the payment in cash of the amount to which the Beneficiary would be entitled in the General Plan.

14.	Miscellaneous Provisions

14.1 In case the number, type and class of shares existing on the date of approval of the General Plan by the General Meeting is changed as a result of bonuses, stock split, stock inplit or conversion of shares of a species or class into another or conversion into shares of other securities issued by the Company, the Deliberative Body shall be responsible to declare, in writing to each Beneficiary, the corresponding adjustment in number, type and class of shares object of each Option then in force and its respective exercise price, to prevent distortions in the implementation of General Plan.

14.2 Each Beneficiary shall expressly adhere, upon written declaration, to the terms of the Option Plan, without any reservation.

14.3 The Deliberative Body in the interest of the Company and its shareholders may revise the conditions of this General Plan, provided they do not change its basic principles, especially the maximum limits for issuance of shares included herein, approved by the General Meeting.

14.4 The Deliberative Body may also establish a special treatment for exceptional cases, provided that the rights already granted to the Beneficiaries are not affected, nor the basic principles of the General Plan. Such exceptional discipline shall not constitute precedent which other Beneficiaries may invoke.

14.5 Any legal amendment significant with regard to the regulation of corporations and/or the tax effects of a call option plan may lead to full review of the General Plan.

14.6 At the end of the deadline established in the Option Agreement for purchase of shares by the Beneficiary or even in case of resignation of the Beneficiary, as additional variable remuneration for the services rendered to the Company up to then, the Deliberative Body may grant additional option of purchase of shares for immediate payment and for a price no less than the price specified in the original Option Agreement, in number not exceeding twice the number of shares object of the Option addressed in original Option Agreement.